As filed with the Securities and Exchange Commission on March 10, 2004

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

POTOMAC BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

West Virginia		55-0732247
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

111 East Washington Street	Charles Town	West Virginia	25414
(Address of Principal Executive Offices)	(City)	(State)	(Zip Code)

(304) 725-8431

(Registrant’s telephone number, including area code)

POTOMAC BANCSHARES, INC.

2003 STOCK INCENTIVE PLAN

Robert F. Baronner, Jr.

POTOMAC BANCSHARES, INC.

111 East Washington Street

Charles Town, West Virginia 25414

(304) 725-8431

(Name, address, including zip code, and telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, $1.00 Par Value	90,000	$12.53	$1,127,700	$142.88

(1) Estimated solely for the purpose of calculating the registration fee on the basis of the book value of Potomac Bancshares, Inc. common stock on December 31, 2003.

PART I

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Information required by Part I of Form S-8 to be contained in a prospectus meeting the requirements of Section 10(a) of the Securities Act of 1933, as amended, is not required to be filed with the Securities and Exchange Commission and is omitted from this registration statement in accordance with the explanatory note to Part I of Form S-8 and Rule 428 under the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents, which we have filed with the Securities and Exchange Commission, are incorporated by reference into this registration statement.

(a) Our annual report on Form 10-KSB for the fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003 (File No. 000-24958); and

(b) All reports we have filed pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 since March 31, 2003.

In addition, all documents that we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the filing with the SEC of a post-effective amendment to this registration statement that (1) indicates that all shares of Common Stock registered on this registration statement have been sold or (2) effects the deregistration of the balance of such shares then remaining unsold shall be deemed incorporated in this registration statement by reference and to be a part of this registration statement from the date of filing of such documents.

ITEM 4. DESCRIPTION OF SECURITIES

Authorized Common Stock. Potomac currently has a total authorized capital of $5,000,000 consisting of 5,000,000 shares of common stock, with a par value of $1.00 per share.

Dividends and Dividend Rights. The shareholders of Potomac are currently entitled to receive dividends when and as declared by the board of directors, subject to various regulatory restrictions. The bank’s dividends are subject to the restrictions contained in West Virginia Code, Section 31A-4-25. That statute provides that not less than one-tenth part of the net profits of the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends) must be carried to a bank’s surplus fund until the surplus fund equals the amount of its capital stock. The prior approval of the West Virginia Commissioner of Banking (“Banking Commissioner”) is required if the total of all dividends declared by a state bank in any calendar year will exceed the bank’s net profits for that year combined with its retained net profits for the preceding two years. “Net profits” is defined as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets after deducting all current operating expenses, actual losses and all federal and state taxes.

Voting Rights. All voting rights are vested in the holders of Potomac’s common stock. In the election of directors, the shareholders of Potomac have the right to vote the number of shares owned by them for as many persons as there are directors to be elected, or under certain circumstances, to cumulate (to the extent a shareholder gives written notice that he or she intends to vote cumulatively his shares at least 48 hours before the shareholders’ meeting) such shares and give one candidate as many votes as the number of directors to be elected multiplied by the number of shares they own, or to distribute them on the same principle among as many candidates as they may decide. For all other purposes, each share is entitled to one vote.

Preemptive Rights. The holders of Potomac’s common stock do not have preemptive rights to subscribe to any additional securities which may be issued by Potomac. Therefore, future shares of Potomac’s common stock or other securities may be offered to the public or to shareholders or to both at the discretion of the board of directors. If Potomac should decide to issue any or all of these shares, the effect would be to dilute the percentage ownership of the shareholders who do not purchase a pro rata portion of the shares issued.

Liquidation Rights. Holders of Potomac’s common stock will be entitled to share equally in the net assets of Potomac in the event of liquidation or dissolution, subject to the preferential rights, if any, of the holders of any outstanding senior securities. At this time, there are no senior securities of Potomac authorized, issued or outstanding, and Potomac currently does not plan to issue senior securities.

Shareholder Approval of Mergers and Other Transaction. According to legislation passed by the West Virginia Legislature in 1986, before a bank holding company can merge or consolidate with an out-of-state bank, an out-of-state bank holding company or a subsidiary of an out-of-state bank holding company, the affirmative vote of the holders of at least two-thirds of the outstanding capital stock is required, or by a greater proportion if the laws of the other state so require. Before a bank holding company can merge or consolidate with other banks or corporations under West Virginia law, the affirmative vote of the holders of a majority of the outstanding shares of a bank holding company is required to approve such a merger or consolidation.

Directors. Potomac’s bylaws authorize its board of directors to designate the number of directors of the corporation within a range of no less than five and no more than 25. Currently, Potomac’s board consists of 12 directors.

Transferability. Shares of common stock issued upon exercise of options granted pursuant to the Plan may not be resold by participants in the Plan who are affiliates (as that term is defined in the Securities Act of 1933, as amended) unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including the exemption from registration set forth in Rule 144 or Rule 145 promulgated by the Securities and Exchange Commission. Generally, Rule 144 and Rule 145 will permit an affiliate to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of such stock reported through the Nasdaq National Market during the four calendar weeks preceding such sale, provided that Potomac has either filed certain periodic reports with the Commission or made publicly available certain information concerning it and provided that such sales are made in normal “brokers’ transactions” or in transactions directly with a “market maker” without the solicitation of buy orders by the brokers or such affiliates.

Antitakeover Provisions in Potomac’s Articles and Bylaws

Classification of the Board of Directors. The articles of incorporation permit the board to fix the number of directors from time to time under the bylaws. They also provide that the board will be divided into three classes of directors, each class to be as nearly equal in number of directors as possible. This has the effect of making it more difficult and time consuming for a shareholder who has acquired or controls a majority of the Company’s outstanding common stock to gain immediate control of the board of directors or otherwise disrupt the Company’s management. Unless that shareholder can obtain the 80% vote required to amend the provisions regarding classifications or numbers of directors or to remove directors, it would not be possible for that shareholder to elect a majority of the directors at a single shareholders’ meeting. Accordingly, it takes at least two annual meetings to change the composition of a majority of the board of directors.

This provision has the effect of making it more difficult for a shareholder to elect a director when and if cumulative voting rights are available. However, the board believes that the benefits to the Company and its shareholders of encouraging prior consultation and negotiation outweigh the disadvantages of discouraging proposals.

Nominations of Directors. The articles of incorporation provide that a shareholder must make nominations for electing directors as provided in the bylaws. The bylaws provide the manner in which a shareholder may make nominations. The articles require the affirmative vote of over 80% of the voting power of the Company to repeal or amend this provision regarding shareholder nominations.

By regulating shareholder nominations of directors, the advance notice requirement affords the board of directors the opportunity to consider the qualifications of the proposed nominee and, to the extent deemed necessary or desirable by the board, to inform shareholders about these qualifications. Although this provision does not give the board of directors any power to approve or disapprove shareholder nominations for election of directors, it may have the effect of precluding a contest for the election of directors if a shareholder does not follow the established procedures. It may also discourage a third party from conducting a solicitation of proxies to elect its own slate of directors.

Newly-Created Directorships and Vacancies. The articles and bylaws provide that the remaining directors may fill a vacancy of the board occurring during the course of the year, including a vacancy created by an increase in the number of directors. The bylaws also provide that any new director elected to fill a vacancy on the board resulting from death, resignation, disqualification, removal or other cause will serve for the remainder of the full term of the class (each class having staggered three-year terms) in which the vacancy occurred other than until the next annual meeting of shareholders. However, in accordance with West Virginia law, the bylaws provide that those directors elected to fill a vacancy resulting from an increase in the number of directors will hold office only until the next election of directors. It also provides that no decrease in the number of directors will shorten the term of any incumbent.

The provision that the board will fill newly-created directorships could prevent a third party seeking majority representation on the board of directors from obtaining representation simply by enlarging the board and immediately filling the new directorships created with its own nominees. However, these new directors elected by the board would only serve until the next meeting of shareholders under West Virginia law.

Removal of Directors. The articles and bylaws provide that holders of at least 80% of the voting power of the shares entitled to vote generally in the election of directors may remove a director, with or without cause. These provisions preclude a third party from removing incumbent directors and simultaneously gaining control of the board by filling the vacancies created by removal with its own nominees unless the third party controls 80% of the voting power of the voting stock and can amend provisions of the bylaws and the articles.

Increased Shareholder and Director Vote for Alteration, Amendment or Repeal of Proposed Amendments. The articles require the concurrence of the holders of at least 80% of the voting power of the Company entitled to vote generally in the election of directors for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with any or all of the foregoing provisions to the articles and bylaws.

Under West Virginia corporation law, amendments to the Company’s articles require the approval of the holders of more than one-half of the outstanding stock entitled to vote thereon and of more than one-half of the outstanding stock of each class entitled to vote thereon voting as a class. However, West Virginia corporation law also permits provisions in the articles which require a greater vote than the minimum vote the law otherwise requires for any corporate action. In addition, under the articles, none of the bylaw provisions discussed above relating to the articles may be altered, amended or repealed, nor may any provision inconsistent with those provisions be adopted, without the concurrence of the holders of at least 80% of the voting power of the Company.

The purpose of the requirement of an increased shareholder vote is to prevent a shareholder with a majority of the Company’s voting power from avoiding the requirements of the foregoing provisions by simply repealing them.

Notification of Shareholder Business and Notice of Purpose of Annual Meeting. The Company’s bylaws provide that a shareholder who wishes to bring business before an annual meeting of shareholders must give advanced notification in a manner similar to that required for shareholder nominations for election of directors. Shareholders intending to bring business before an annual meeting are required to deliver or mail notice not less than 40 days prior to the meeting, unless less than 50 days’ notice of prior disclosure of the date of the meeting is made, in which case the notice must be received not later than the close of business on the eighth day following the day on which notice of the date of the annual meeting was mailed or public disclosure was made. A shareholder must send the notice to the secretary and must set forth a brief description of the business he or she intends to bring before the annual meeting, the reasons for conducting the business at the annual meeting, the name, address, number and class of shares held by the shareholder, and any material interest of the shareholder in the proposal.

The advance notice requirement affords the board of directors the opportunity to consider the shareholder’s proposal and, to the extent it deems necessary or desirable, inform other shareholders about the proposal and the board’s position regarding the proposal. Although the bylaw provision does not give the board the power to approve or disapprove the consideration of a matter which a shareholder wishes to bring before the annual meeting, the bylaw provision may discourage a shareholder from bringing a matter before an annual meeting.

The bylaws requires that a written notice of all meetings and the purpose or purposes for which a meeting is to be called must be delivered not less than 10 nor more than 50 days before the date of the meeting by those persons calling the meeting to each shareholder of record entitled to vote the meeting.

Limitations on Amendments to Articles and Bylaws. Generally, a majority vote of the shareholders is sufficient to amend the articles. However, the following articles all require the affirmative vote of the shareholders of 80% or more of the shares entitled to vote on these matters: (1) Article XI.1. (board of directors); (2) Article XI.2. (certain bylaw amendments, including Article II, Sections 1 (annual meetings) and 4 (notice of meetings); Article III, Sections 2 (number, election and terms of directors; nominations) and 9 (newly created directorships); and Article XI (amendments), and (3) Article XV (certain business combinations). Article XI of the bylaws provides that subject to the laws of the State of West Virginia, the articles and other provisions of the bylaws may be altered, amended or repealed at (1) any regular or special meeting for the shareholders by a majority vote of the shares represented and entitled to vote at the meeting provided notice of the proposed amendment is given, or by (2) a majority of the board at any meeting at which a quorum of the directors is present except that a two-thirds affirmative vote of all members of the board is required to amend the bylaws to change the principal office, change the number of directors, or make a substantial change in the duties of the chairman of the board and the president.

The purpose of Article XI of the bylaws is to prohibit directors who only control a simple majority of the board from amending or repealing those bylaws which could have significant effects on the operation of the Company.

Fair Price Provision. The Fair Price Provision requires the approval of the holders of 80% of the Company’s shares entitled to vote (“voting stock”) as a condition to specified transactions with an interested shareholder, except in cases in which either (1) price criteria and procedural requirements are satisfied, and (2) the transaction is recommended to the shareholders by a majority of the disinterested directors. If the minimum price criteria and procedural requirements are met or the requisite approval of the board of directors of the Company are given, the normal requirements of West Virginia law would apply.

The Fair Price Amendment defines “interested shareholder” as any person, other than the Company or any of its subsidiaries, who is, or who was within the two-year period immediately before the announcement of the proposed business combination, the beneficial owner of more than 10% of the voting power of the Company’s voting stock. It also includes any person who is an assignee of, or has succeeded to, any shares of voting stock in a transaction not involving a public offering which were at any time within the prior two-year period beneficially owned by interested shareholders. The term “beneficial owner” includes persons directly or indirectly owning or having the right to acquire or vote the stock.

A “disinterested director” is any member of the board of directors of the Company who is not affiliated with an interested shareholder and who was a director of the Company prior to the time the interested shareholder became an interested shareholder, and any successor to a disinterested director who is not affiliated with an interested shareholder who was recommended by a majority of the disinterested directors then on the board.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL

Not applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Reference is made to the provisions of Article VII of Potomac’s articles of incorporation below.

VII.  Provisions for the regulation of the internal affairs of the corporation are:

The Corporation shall indemnify and reimburse each present and future director, officer, employee or agent of the Corporation against, and each such director, officer, employee or agent shall be entitled without further action on his or her part to indemnity from the Corporation for, the following:

All expenses, including without limitation attorneys’ fees, judgments, fines, taxes and penalties and interest thereon, and if its Board of Directors determines that a settlement of any action, suit or proceeding is in the best interest of the Corporation, all amounts paid in effecting such settlement, other than amounts paid to the Corporation itself, reasonably incurred by him or her in connection with or arising out of any action, suit or proceeding in which he or she may be involved by reason of his or her being or having been a director, officer, employee or agent of the Corporation or of any other firm, corporation, association, company or organization which he or she serves or has served as a director, officer, employee or agent at the request of the Corporation; provided however, that such indemnity shall not include any expenses incurred by any director, officer, employee or agent with respect to matters as to which he or she shall be finally adjudged in any such action, suit or proceeding to have been guilty of or liable for gross negligence, willful misconduct or criminal acts in the performance of his or her duties for the Corporation. The foregoing right of indemnification shall inure to the benefit of the heirs, executors or administrators of each such directors, officer, employee or agent and shall be in addition to all other rights to which such director, officer, employee or agent may be entitled as a matter of law.

The Corporation may, upon the affirmative vote of a majority of its Board of Directors, purchase insurance for the purpose of indemnifying its directors, officer, employees and agents to the extent that such indemnification is allowed in the preceding paragraph. Such insurance may, but need not, be for the benefit of all directors, officers, employees and agents.

Potomac is a West Virginia corporation subject to the applicable indemnification provisions of the General Corporation Law of West Virginia.

The foregoing indemnity provisions have the effect of reducing directors’ and officers’ exposure to personal liability for actions taken in connection with their respective positions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Potomac pursuant to the foregoing provisions, or otherwise, Potomac has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Potomac of expenses incurred or paid by a director, officer or controlling person of Potomac in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Potomac will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 8. EXHIBITS

5	Opinion of Jackson Kelly PLLC
23.1	Consent of Yount, Hyde & Barbour, P.C.
23.2	Consent of Jackson Kelly PLLC (filed as part of the opinion at Exhibit 5 herein)

ITEM 9. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charles Town, State of West Virginia, on March 10, 2004.

POTOMAC BANCSHARES, INC.

By:	/s/ Robert F. Baronner, Jr.

Robert F. Baronner, Jr. President and Chief Executive Officer

By:	/s/ Gayle Marshall Johnson

Gayle Marshall Johnson Vice President and Chief Financial Officer (principal financial and accounting officer)

POWER OF ATTORNEY

KNOWN TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Baronner and Gayle Marshall Johnson, each and individually, his attorneys-in-fact, with full power of substitution and resubstitution, for him in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement and to file the same with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each such attorney-in-fact, or his agent or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Robert F. Baronner, Jr. Robert F. Baronner, Jr.	Director	March 10, 2004

/s/ J. Scott Boyd J. Scott Boyd	Director	March 10, 2004

/s/ John P. Burns, Jr. John P. Burns, Jr.	Director	March 10, 2004

/s/ Margaret M. Cogswell Margaret M. Cogswell	Director	March 10, 2004

/s/ Guy Gareth Chicchirichi Guy Gareth Chicchirichi	Director	March 10, 2004

/s/ Thomas C.G. Coyle Thomas C.G. Coyle	Director	March 10, 2004

/s/ William R. Harner William R. Harner	Director	March 10, 2004

/s/ E. William Johnson E. William Johnson	Director	March 10, 2004

/s/ John C. Skinner, Jr. John C. Skinner, Jr.	Director	March 10, 2004

/s/ Donald S. Smith Donald S. Smith	Director	March 10, 2004

/s/ Calvin L. Togans Calvin L. Togans	Director	March 10, 2004

/s/ Barbara H. Pichot Barbara H. Pichot	Director	March 10, 2004

EXHIBIT INDEX

Exhibits
5	Opinion of Jackson Kelly PLLC
23.1	Consent of Yount, Hyde & Barbour, P.C.
23.2	Consent of Jackson Kelly PLLC (filed as part of the opinion at Exhibit 5 herein)